Exhibit 99.5

RCG Starboard Advisors, LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

June 20, 2008

Mr. Arthur Rhein
Agilysys, Inc.
Chairman, President and Chief Executive Officer
2255 Glades Road, Suite 301
Boca Raton, FL 33431

cc: Board of Directors

Dear Art:

We were pleased to learn that the Board of Directors (the “Board”) has expanded JPMorgan’s role as financial advisor to explore and assist in evaluating a range of strategic and financial alternatives to enhance shareholder value.  We also support the decision to delay the 2008 Annual Shareholder Meeting for a reasonable period pending the conclusion of the JPMorgan process.  We are disappointed, however, that we could not reach an agreement with you that would have immediately placed a shareholder representative on the Board to help the Board with its pivotal decisions with regard to strategic alternatives as well as the important implementation of the recently announced cost reduction initiatives.  In order to preserve our rights as shareholders to solicit proxies to elect directors at the Company’s delayed 2008 Annual Shareholder Meeting, we are nominating three individuals, John Mutch, Steve Tepedino, and James Zierick, for election as directors to the Agilysys Board.  The nomination letter is attached as Exhibit A hereto.

We trust the Board is now committed to the strategic alternative process and we therefore look forward to a successful conclusion of the JPMorgan process which results in a transaction or a combination of transactions that will maximize shareholder value.

Best regards,

Jeffrey C. Smith
Partner
RAMIUS LLC